UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13 G

                 Under the Securities Exchange Act of 1934
                       (Amendment No. ___________)*

                        eWorldMedia Holdings, Inc.
                             (Name of Issuer)

                       Common Stock, par value $.001
                      (Title of Class of Securities)

                                300576 10 5
                              (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.:  300576 10 5

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert Hagopian

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) ___
     (b) ___

3.   SEC Use Only

4.   Citizenship or Place of Organization

     USA

Number of Shares Beneficially Owned by Each Reporting Person With
     5.   Sole Voting Power             150,000
     6.   Shared Voting Power           1,350,000
     7.   Sole Dispositive Power        150,000
     8.   Shared Dispositive Power      1,350,000

     The reporting person shares beneficial ownership of 1,100,000 shares with a company of which he is the president, and which owns more than 5% of the issuer. The reporting person also shares beneficial ownership of 250,000 shares with a separate company of which he is also the president, but which by itself does not own greater than 5%.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,500,000

10. Check if the Aggregate Amount in Row 9. Excludes Certain Shares (See Instructions) __

11.  Percent of Class Represented by Amount in Row 9.

     10.0%

12.  Type of Reporting Person (See Instructions)

     IN

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

CUSIP No.:  300576 10 5

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Pacific Prime Asset Management, Inc.

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) ___
     (b) ___

3.   SEC Use Only

4.   Citizenship or Place of Organization

     USA

Number of Shares Beneficially Owned by Each Reporting Person With
     5.   Sole Voting Power             -0-
     6.   Shared Voting Power           1,100,000
     7.   Sole Dispositive Power        -0-
     8.   Shared Dispositive Power      1,100,000

     The reporting person shares beneficial ownership of the shares with its president.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,100,000

10. Check if the Aggregate Amount in Row 9. Excludes Certain Shares (See Instructions) __

11.  Percent of Class Represented by Amount in Row 9.

     7.3%

12.  Type of Reporting Person (See Instructions)

     CO

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

Item 1.
     (a)  Name of Issuer:  eWorldMedia Holdings, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          620 Newport Center Drive, 11th Floor, Newport Beach, CA   92660

Item 2.
     (a) Name of Persons Filing: Robert Hagopian and Pacific Prime Asset Management, Inc.

     (b)  Address of Principal Business Office or, if none, Residence:
          29 Las Casas Drive, San Rafael, CA   94901 is the business
          address of Mr. Hagopian and Pacific Prime Asset Management, Inc.

     (c) Citizenship: USA for Mr. Hagopian and California for Pacific Prime Asset Management, Inc.

     (d)  Title of Class of Securities:  Common Stock, par value $.001

     (e)  CUSIP Number:  300576 10 5

Item 3.   Not Applicable

Item 4.   Ownership

     For Mr. Hagopian
     (a)  Amount beneficially owned:                        1,500,000
     (b)  Percent of class:                                 10.0%
     (c)  Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote     150,000
          (ii) Shared power to vote or to direct the vote   1,350,000
          (iii)     Sole power to dispose or to direct the
                    disposition of                          150,000
          (iv) Shared power to dispose or to direct the
               disposition of                               1,350,000

     Mr. Hagopian shares beneficial ownership of 1,100,000 shares with Pacific Prime Asset Management, Inc., a company of which he is the president and which owns more than 5% of the issuer. The reporting person also shares beneficial ownership of 250,000 shares with a separate company of which he is also the president, but which by itself does not own greater than 5%.

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

     For Pacific Prime Asset Management, Inc.
     (a)  Amount beneficially owned:                        1,100,000
     (b)  Percent of class:                                 7.3%
     (c)  Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote     -0-
          (ii) Shared power to vote or to direct the vote   1,100,000
          (iii)     Sole power to dispose or to direct the
                    disposition of                          -0-
          (iv) Shared power to dispose or to direct the
               disposition of                               1,100,000

     Pacific Prime Asset Management, Inc. shares beneficial ownership of the shares with its president, Mr. Hagopian.

Item 5.   Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Mr. Hagopian shares beneficial ownership of 1,100,000 shares with Pacific Prime Asset Management, Inc., a company of which he is the president and which owns more than 5% of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not Applicable

Item 8.   Identification and Classification of Members of the Group

     Not Applicable

Item 9.   Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 15, 2002
                                   /s/ Robert Hagopian
                                   Signature

                                   Robert Hagopian
                                   Name/Title
Date:  January 15, 2002
                                   /s/ Robert Hagopian
                                   Signature

                                   Robert Hagopian/President
                                   Name/Title


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